Federal Home Loan Bank of Cincinnati
1000 Atrium Two, P.O. Box 598
Cincinnati, OH 45201-0598

August 2, 2012

Via Email and EDGAR

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-4561

Re:	Federal Home Loan Bank of Cincinnati
Response to SEC Comment Letter dated July 20, 2012
File No. 000-51399

Dear Ms. Hayes:

We are writing in response to the staff's comment letter of July 20, 2012 on the Federal Home Loan Bank of Cincinnati's (FHLBank) Form 10-K for the year ended December 31, 2011. The FHLBank's response to the staff's comment letter is set forth below. For ease of reference, we have reproduced each comment in bold with the response immediately following in normal type. The FHLBank appreciates the Commission's suggestions to further improve its disclosure filings.
Form 10-K for the Fiscal Year Ended December 31, 2011

Item 1. Business, page 4
Organizational Structure, page 4

1.
In future filings, please describe the "standard eligibility requirements" that prospective members must meet in order to apply for membership and the "certain statutory criteria" that must be met by housing associates in order for them to be eligible to borrow from the Federal Home Loan Bank.

Standard Eligibility Requirements Related Discussion:
Federal legislation and Federal Housing Finance Agency regulations prescribe eligibility requirements for members. These requirements are unique to each membership type (federally insured depository institutions, insurance companies, and community development financial institutions). While the FHLBank does not believe disclosing each of the specific requirements of each category, which are quite lengthy, is meaningful to the readers, it does believe disclosing the general requirement categories would be beneficial. These general categories relate to requirements for members' involvement in home financing activities, satisfactory financial condition such that Advances may be made safely to the member, and matters related to the regulatory, supervisory, and management oversight of the applicant. The FHLBank's future filings will be enhanced to better clarify the disclosures noted by the Staff, as reflected in the following excerpts from the Item 1. Business, Organizational Structure (added text is underlined and deleted text is shown as a strike through):

In addition to being GSEs, the FHLBanks are cooperative institutions. This means that our stockholders are also our primary customers. Private-sector financial institutions within our district voluntarily become members of our FHLBank and purchase capital stock in order to gain access to products and services. Only members can purchase capital stock. ~~All~~Fifth District federally insured depository institutions, insurance companies ~~that engage in residential housing finance~~, and community development financial institutions t~~hat meet standard eligibility requirements are permitted to~~ may apply for membership. Such applicants must satisfy membership requirements in accordance with federal legislation and Finance Agency regulations. These requirements deal primarily with home financing activities, satisfactory financial condition such that Advances may be made safely to the member, and matters related to the regulatory, supervisory and management oversight of the applicant. By law, an institution is permitted to be a member of only one Federal Home Loan Bank, although a holding company through its subsidiaries may have memberships in more than one District Bank.

Certain Statutory Criteria Related Discussion:
The FHLBank's future filings will also be enhanced to better clarify the statutory criteria, as reflected in the following excerpts from the Background Information in the Notes to Financial Statements (added text is underlined and deleted text is shown as a strike through):

Background Information

The Federal Home Loan Bank of Cincinnati (the FHLBank), a federally chartered corporation, is one of 12 District Federal Home Loan Banks (FHLBanks). The FHLBanks serve the public by enhancing the availability of credit for residential mortgages and targeted community development. The FHLBank provides a readily available, competitively-priced source of funds to its member institutions. The FHLBank is a cooperative whose member institutions own nearly all of the capital stock of the FHLBank and may receive dividends on their investment to the extent declared by the FHLBank's Board of Directors. Former members own the remaining capital stock to support business transactions still carried on the FHLBank's Statements of Condition as such transactions wind down. Regulated financial depositories and insurance companies engaged in residential housing finance may apply for membership. State and local housing authorities ~~that meet certain statutory criteria~~ may also borrow from the FHLBank; while eligible to borrow, housing authorities are not members of the FHLBank and, as such, are not allowed to hold capital stock. A housing authority is eligible to utilize the Advance programs of the FHLBank if it meets applicable statutory requirements. It must be a Housing and Urban Development approved mortgagee and must also meet applicable mortgage lending, financial condition, as well as charter, inspection and supervision requirements.

Business Activities, page 5
Investments, page 9

2.
Please revise this section to more clearly outline the types of securities that you are both permitted and prohibited from holding, including restrictions on foreign investments. Quantify the extent of your foreign lending, both secured and unsecured. Separately disclose the extent to which you provide unsecured lending, such as Federal Funds sold or certificates of deposit, to members. Provide quantification if applicable, and clearly describe the parameters for such lending to members versus non-members.

The FHLBank's future filings will be enhanced to better clarify the qualitative disclosures noted by the Staff, as reflected in the following excerpts from the Item 1. Business Activities, Investments (added text is underlined and deleted text is shown as a strike through):

Investments
We hold both liquidity investments, most of which normally have short-term maturities, and longer-term investments. Liquidity investments are permitted to include ~~are comprised of~~ overnight and term Federal funds, certificates of deposit, bank notes, bankers' acceptances, commercial paper, securities purchased under agreements to resell, and debt securities issued by the U.S. government or its agencies ~~and debt securities issued by the International Bank for Reconstruction and Development~~. The first five categories represent unsecured lending to private counterparties. We are prohibited by Finance Agency Regulation from investing (secured or unsecured) in financial investments issued by non-U.S. entities other than those issued by U.S. branches and agency offices of foreign commercial banks. We also may place deposits with the Federal Reserve Bank.

By Finance Agency Regulations, unsecured liquidity investments to a counterparty or group of affiliated counterparties are limited to maturities not exceeding nine months and limited to an amount based on a percentage of eligible regulatory capital. Eligible capital is defined as the lesser of our total regulatory capital or the eligible amount of Tier 1 capital, or if not available other comparable capital, of the counterparty. The permissible percentage ranges from one percent to 15 percent based on the counterparty's lowest long-term credit rating of its debt from an NRSRO. The lowest long-term credit rating for a counterparty to which we are permitted to extend credit is double-B. In practice, for many years we have maintained a tighter restriction and generally invested funds only in those eligible institutions with long-term credit ratings of at least single-A.

We are also permitted by Finance Agency Regulations to purchase the following other investments, most of which have longer-term original maturities:

▪	mortgage-backed securities and collateralized mortgage obligations supported by mortgage securities (together, referred to as mortgage-backed securities) and issued by GSEs or private issuers;

▪	asset-backed securities collateralized by manufactured housing loans or home equity loans and issued by GSEs or private issuers; and

▪
marketable direct obligations of certain government units or agencies (such as state housing finance agencies) that supply needed funding for housing or community lending and that do not exceed 20 percent of our regulatory capital.

We have never purchased any asset-backed security and historically have limited our purchases of privately-issued mortgage-backed securities to a small percentage of our total investments. Per regulation, the total investment in mortgage-backed securities and asset-backed securities may not exceed, on a book value basis, 300 percent of previous month-end regulatory capital on the day we purchase the securities. (See the “Capital Resources” section below for the definition of regulatory capital.)

Finance Agency Regulations and internal policies also provide controls on market risk exposure by restricting the types of mortgage loans, mortgage-backed securities and other investments we can hold. These restrictions prohibit, among others, the purchase of interest only or principal only stripped mortgage-backed securities and mortgage-backed securities whose average life varies more than six years under a 300 basis points interest rate shock.

Additionally, the FHLBank's future filings will be enhanced to quantify the amount of lending to counterparties with holding companies domiciled in foreign countries, as reflected in the following excerpts from Item 7.'s Quantitative and Qualitative Disclosures About Risk Management:

The following table presents credit ratings of our unsecured investment credit exposures by the domicile of the counterparty or the domicile of the counterparty's parent for U.S. branches and agency offices of foreign commercial banks.

(In millions)	June 30, 2012
		Counterparty Rating (1)
Domicile of Counterparty	Sovereign Rating (1)	AA	A	Total
Domestic	AA+	$775	$1,350	$2,125
U.S. branches and agency offices of foreign commercial banks:
Canada	AAA	795	—	795
Finland	AAA	545	—	545
Netherlands	AAA	545	—	545
Austria	AA+	—	350	350
Australia	AAA	150	—	150
Total U.S. branches and agency offices of foreign commercial banks		2,035	350	2,385
Total unsecured investment credit exposure		$2,810	$1,700	$4,510

(1)	Represents the lowest long-term credit ratings or short term equivalent provided by Standard & Poor's, Moody's, and/or Fitch Advisory Services.

The following table presents the remaining contractual maturity of our unsecured investment credit exposure by the domicile of the counterparty or the domicile of the counterparty's parent for U.S. branches and agency offices of foreign commercial banks.

(In millions)	June 30, 2012
Domicile of Counterparty	Overnight	Due 2 days through 30 days	Due 31 days through 90 days	Total
Domestic	$1,725	$125	$275	$2,125
U.S. branches and agency offices of foreign commercial banks:
Canada	545	250	—	795
Finland	545	—	—	545
Netherlands	545	—	—	545
Austria	350	—	—	350
Australia	—	150	—	150
Total U.S. branches and agency offices of foreign commercial banks	1,985	400	—	2,385
Total unsecured investment credit exposure	$3,710	$525	$275	$4,510
At June 30, 2012, all of the $4.5 billion of unsecured liquidity exposure was to counterparties with holding companies domiciled in countries receiving between triple-A and double-A long-term sovereign ratings, and 82 percent of the amount had overnight maturities. By Finance Agency Regulations, all counterparties exposed to non-U.S. countries are domestic U.S. branches of foreign counterparties. We believe we face minimal exposure in our unsecured investments to counterparties and countries that could have significant direct or indirect exposure to European sovereign debt, especially to those countries currently experiencing financial distress; and we are aggressive in limiting exposure to such counterparties. The exposure to non-U.S. countries at June 30, 2012 was comprised of lending to six institutions.

Finally, the FHLBank's future filings will be enhanced to show unsecured lending to members and the parameters for such lending, as shown in the following excerpt from Item 7.'s Quantitative and Qualitative Disclosures About Risk Management:

The FHLBank attempts to maintain no or a modest amount of unsecured credit risk exposure to our members. As of June 30, 2012, we had no unsecured credit risk exposure to members.We did, however, have $1.3 billion of notional principal under interest rate swaps outstanding to our member J.P. Morgan Chase Bank, N.A. Due to the market value amounts, we had no outstanding credit exposure to them at June 30, 2012. Several of our larger members are approved as eligible unsecured counterparties; however, our preference is to conduct lending to these members through Advance activities. In addition, because of their credit ratings from NRSROs, several of these members are currently suspended as unsecured counterparties. The actual amount of any unsecured lending to our members depends also on members' preferences for borrowing Advances versus funds in the money market, yields available for Advances compared to unsecured lending, and the timing of members' intra-day funding needs.

Item 1A. Risk Factors, page 17

"Changes in interest rates and mortgage prepayment speeds could significantly …" page 19

3.
We refer to your disclosure that "[e]xposure to unhedged changes in mortgage prepayment speeds is one of [y]our largest ongoing risks." We also note your disclosure on page 26 that during 2011 lower mortgage rates have accelerated actual and projected mortgage prepayment speeds. In future filings, please provide risk factor disclosure that quantifies the portion of your mortgage portfolio that is considered "unhedged."

The quantitative amount of unhedged market risk of the mortgage portfolio is best indicated via standard market risk metrics, rather than a dollar amount of balances. The amount of unhedged exposure is indicated to the extent the market risk exposure varies from zero. The market risk exposure of the mortgage portfolio is quantitatively addressed in Item 7.'s Quantitative and Qualitative Disclosures About Risk Management. The FHLBank's future filings will be enhanced to better clarify the disclosures noted by the Staff, namely by clarifying "unhedged" and connecting the discussion in Item 1A. Risk Factors to Item 7, and as reflected in the following excerpts from the Item 1A. Risk Factors (added text is underlined and deleted text is shown as a strike through):

Changes in interest rates and mortgage prepayment speeds could significantly reduce our ability to pay members a competitive dividend from current earnings.

We fund and hedge mortgage assets with a combination of Consolidated Obligations and capital. Because it is normally cost-prohibitive to completely mitigate mortgage prepayment risk, a residual amount of market risk normally remains after incorporating our funding and hedging activities. Sharp increases in interest rates, especially short-term rates, or sharp decreases in long-term interest rates could threaten the competitiveness of dividend rates relative to member stockholders' alternative investment choices. A major way that interest rate movements can lower profitability is via changes in mortgage prepayment speeds ~~that we do not fully hedged with Consolidated Obligations~~, including the effects of amortizing purchase premiums of mortgage assets. Exposure to unhedged changes in mortgage prepayment speeds is one of our largest ongoing risks. In some extremely stressful scenarios, changes in interest rates and prepayment speeds could result in dividends being below stockholders' expectations for an extended period of time. In such a situation, members could engage in less Mission Asset Activity and could request withdrawal of capital. See Item 7. "Quantitative and Qualitative Disclosures About Risk Management" for additional information on the amount of market risk exposure in the mortgage assets portfolio.

The FHLBank's future filings will also be enhanced to better clarify the quantitative disclosures, as reflected in the following excerpt from Item 7.'s Quantitative and Qualitative Disclosures About Risk Management:

Market Risk Exposure of the Mortgage Assets Portfolio
The mortgage assets portfolio accounts for almost all of our market risk exposure because of prepayment volatility that we cannot completely hedge while maintaining positive net spreads. Sensitivities of the market value of equity allocated to the mortgage assets portfolio under interest rate shocks (in basis points) are shown below. Average results are compiled using data for each month-end. The market value sensitivities are one measure of the portfolio's estimated market risk exposure.

% Change in Market Value of Equity-Mortgage Assets Portfolio

	Down 300	Down 200	Down 100	Flat Rates	Up 100	Up 200	Up 300
Average Results
2012 Year-to-Date	(15.6)%	(14.0)%	(9.6)%	—	9.7%	3.5%	(11.9)%
2011 Full Year	(20.1)%	(15.8)%	(9.2)%	—	(1.0)%	(14.6)%	(32.1)%

Month-End Results
June 30, 2012	(11.5)%	(10.4)%	(6.6)%	—	5.9%	(1.8)%	(17.6)%
December 31, 2011	(17.1)%	(15.2)%	(10.3)%	—	10.3%	4.2%	(10.6)%

At June 30, 2012 the mortgage assets portfolio had an assumed par-value equity (capital) allocation equaling the entire balance sheet's regulatory capital-to-assets ratio, which for our portfolio was $1.2 billion. The sensitivities indicate that the market risk exposure of the portfolio had similar trends across interest rate shocks as those of the entire balance sheet. The dollar amount of exposure for any individual rate shock can be obtained by multiplying the percentage change by the equity allocation. We believe that the mortgage assets portfolio continues to have a moderate amount of market risk exposure that is consistent with our conservative risk philosophy, cooperative business model, and the risk exposure generally associated with investing in mortgage assets.

"Members face increased regulatory scrutiny, especially from the FDIC…" page 19

4.
In future filings, please provide greater detail and specificity as to how the regulatory initiatives you reference in this section could negatively impact your Mission Asset Activity. For example, please describe the "already implemented increased FDIC assessments for large financial institutions that utilize Advances," which you reference on page 26.

The FHLBank's future filings will be enhanced to better clarify the disclosures noted by the Staff, as reflected in the following excerpts from the Item 1A. Risk Factors (added text is underlined):

We face a heightened regulatory and legislative environment, which could continue to unfavorably affect our business model, financial condition, and results of operations.

In part because of the financial crisis of 2008-2009 and the financial challenges at Fannie Mae, Freddie Mac, and some FHLBanks (discussed below), the FHLBanks have faced heightened regulatory scrutiny in the last several years, including via numerous regulations promulgated and many more in the process of being promulgated. Some of these regulations have been and are being promulgated in response to our regulator fulfilling its obligations under the “Housing and Economic Recovery Act of 2008” (HERA). Others are related to a new capital framework under Basel III--Basel Committee on Banking Supervision and regulations of the Federal Deposit Insurance Corporation (FDIC).

The regulatory environment has raised our operating costs and imparted additional uncertainty regarding the business model under which the FHLBanks may operate in the future. We are unable at this time to predict what ultimate effects the heightened regulatory environment will have on the FHLBank System's business model or on our financial condition and results of operations.

Three areas which are of particular concern are the Basel capital rules, an FDIC regulation on assessments for large banks, and statutory and regulatory requirements related to transacting and reporting on the use of derivatives.

In September 2010, the Basel Committee approved a new capital framework mandating banks subject to the requirement to have increased amounts of capital with core capital being more strictly defined to include only common equity and other capital assets that are able to fully absorb losses. The Basel Committee also proposed a liquidity coverage ratio for short-term liquidity needs that would be phased in by 2015, as well as a net stable funding ratio for longer-term liquidity needs that would be phased in by 2018.

Although how the new Basel rules will be implemented by U.S. regulatory authorities is still uncertain, the new framework could require some of our members to divest assets in order to comply with the more stringent capital and liquidity requirements, thereby tending to decrease their need for Advances. The requirements may also adversely impact investor demand for Consolidated Obligations, which could lower our profitability and/or raise Advance rates offered to members.

In February 2011, the FDIC issued a final rule to revise the assessment system applicable to FDIC-insured financial institutions. The FDIC rule, among other things, implements a provision in the Dodd-Frank Act to redefine the assessment base used for calculating deposit insurance assessments. Specifically, the rule changes the assessment base for most institutions from adjusted domestic deposits to average consolidated total assets minus average tangible equity. The FDIC rule also eliminates an adjustment to the base assessment rate paid for secured liabilities, including FHLBank Advances, in excess of 25 percent of an institutions domestic deposits because these are now part of the assessment base. Although we cannot determine whether the rule has impacted Advance balances to date (due in part to members' already subdued demand for Advances), it could adversely affect Advance demand over time to the extent the changes in assessments increase the cost of Advances for affected members.

Under the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act), the FHLBanks are subject to additional statutory and regulatory requirements for derivatives transactions and reporting. These requirements could raise expenses of transacting derivatives, negatively impact the liquidity and pricing of certain derivative transactions, harm our ability to use derivatives as effective risk mitigation tools, and reduce our ability to act as an intermediary between members and the capital markets. Together with other FHLBanks, we are participating in the development of the regulations under the Dodd-Frank Act and in the process of implementing new systems and processes to comply with the law. Until the various regulatory agencies complete the process of adopting regulations related to the Dodd-Frank Act, we cannot predict how the FHLBanks in general and our FHLBank in particular may be directly or indirectly affected by the law.

If the FHLBanks are identified as being "systemically important financial institutions" by the Financial Stability Oversight Council, we would be subject to supervision by the Federal Reserve Board and to heightened prudential standards, which could include, among other things, new risk-based capital, liquidity, and risk management requirements. These standards could affect our business model, financial condition, and results of operations.

The FHLBank's future filings will also be enhanced to better clarify the disclosures noted by the Staff, as reflected in the following excerpts from the Item 7. Executive Overview, Business Outlook (added text is underlined):

We are concerned about several regulatory initiatives that could affect Advance demand over time. One rule already implemented increased FDIC assessments for large financial institutions that utilize Advances, effectively raising the cost of borrowing from an FHLBank for certain members. Although we cannot determine whether this rule has impacted Advance balances to date (due in part to members' already subdued demand for Advances), it could adversely affect Advance demand over time to the extent the changes in assessments increase the cost of Advances for affected members.

Potential statutory and regulatory changes, or implementation of statutory and regulatory actions being promulgated, that could affect our business include: limitations on Advance lending to large financial institutions; prohibition under Basel III for institutions to incorporate unused FHLBank System borrowing capacity as sources of liquidity; development of a covered bond market; and members' implementation of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters…, page 22

5.
We note your discussion throughout the filing of the importance of dividends as a return on member stockholder's capital investment, as well as your statement on page 22 that your board of directors "has discretion to declare or not declare dividends and to determine the rate of any dividend declared." Please expand your disclosure to discuss the process undertaken by the board and the factors considered in determining dividend rates per quarter.

The FHLBank's future filings will be enhanced to better clarify the disclosures noted by the Staff, as reflected in the following excerpts from the Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities (added text is underlined):

Generally, our Board of Directors has discretion to declare or not declare dividends and to determine the rate of any dividend declared. Our dividend declaration policy states that dividends for a quarter are declared and paid from retained earnings after the close of a calendar quarter and are based on average stock balances for the then closed quarter. Our Board of Directors' decision to declare dividends is influenced by the financial condition, overall financial performance and retained earnings of the FHLBank, and actual and anticipated developments in the overall economic and financial environment including, most importantly, interest rates and the mortgage and credit markets. The dividend rate is generally referenced as a spread to average short-term interest rates experienced during the quarter to help assess a competitive level for our stockholders. Our earnings, and therefore dividends, generally increase as short-term interest rates rise and decrease as short-term interest rates fall.

Item 7. Management's Discussion and Analysis of Financial Condition and Results…, page 24
Strategic/Business Risk, page 26

6.
Please expand your disclosure to describe any distinctions in underwriting criteria, including policies regarding forms of collateral that may be pledged, between advances made to members and nonmembers.

The FHLBank will update its disclosures noted by the Staff in future filings to clarify the distinctions between members and nonmembers (or former members). In particular, the FHLBank will update the reference from nonmembers to former members, which are interchangeable terms in the case of the FHLBank, in the Strategic/Business Risk section noted and enhance its collateral related disclosures found in the Credit Risk - Advances section of Item 7.'s Quantitative and Qualitative Disclosures About Risk Management as follows (added text is underlined and deleted text is shown as a strike through):

Strategic/Business Risk
Advances. We cannot predict the future trend of Mission Asset Activity because it depends on, among other things, the state of the economy, conditions in the housing markets, the government's liquidity programs, the willingness and ability of financial institutions to expand lending, and regulatory initiatives that could affect demand for our Mission Asset Activity. When improvements occur in economic conditions, including expansion of members' loan demand from a stronger recovery, tightening in the Federal Reserve System's monetary policy, and/or the winding down of the government's liquidity programs, we would expect Advance demand to grow. Additionally, there is also a substantial amount ($4.8 billion) of Advances held by former ~~non~~members that will pay down over the next several years.

...Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Quantitative and Qualitative Disclosures About Risk Management: Credit Risk - Credit Services:

Collateralization of Former Members. ~~On December 31, 2011, we had $4,756 million of Advances outstanding to former members that had been acquired by financial institutions who are not members of our FHLBank.~~ Underwriting criteria, including the forms of collateral that may be pledged, are generally the same for members and former members. One exception is that former members of our FHLBank with outstanding Advances must either deliver sufficient collateral into our custody to cover their Advances (regardless of whether they would qualify for blanket or listing status as a member) or have their Advances covered by a subordination or other acceptable form of intercreditor agreement from/by another FHLBank. On December 31, 2011, we had $4,756 million of Advances outstanding to former members. Of this amount, $4,102 million was supported by subordination or other intercreditor security agreements with other FHLBanks, with collateral totaling $5,136 million based on our required collateral levels. The remaining $654 million of Advances ~~remainder~~ was collateralized by $31 million of marketable securities and $1,604 million in loan collateral held in our custody. Subordination agreements mitigate our risk in the event of default of the counterparty FHLBank by giving our claim to the value of collateral priority over the interests of the subordinating FHLBank, thus providing an incentive to ensure pledged collateral values are sufficient to cover all parties.

Item 10. Directors, Executive Officers and Corporation Governance, page 144
Nomination and Election of Directors, page 144

7.
We note that Finance Agency regulations govern the eligibility requirements for your directors and that you have provided expanded disclosure pursuant to Regulation S-K Item 401(e) with respect to your independent directors only. In future filings, please explain in greater detail how the selection process for independent directors differs from that for member directors. For example, please confirm, if true, while the Bank does not know what factors its member institutions considered in nominating candidates for member directorships or in voting to elect member directors, it is aware of such factors as part of the selection process for independent directors. Additionally, please add disclosure that explains how the Board may choose to fill a director vacancy. We note in this regard your disclosure on page 144 that the Board filled a director vacancy in October 2011 "[a]s permitted by regulation."

The FHLBank's future filings will be enhanced to better clarify the disclosures noted by the Staff, as reflected in the following excerpts from the Item 10. Directors, Executive Officers and Corporation Governance (added text is underlined and deleted text is shown as a strike through):

The Finance Agency has authorized us to have a total of 17 directors: 10 member directors and seven independent directors. Two of our independent directors are designated as public interest directors and all 17 directors are elected by our members. ~~In October 2011, member director Robert Brosky passed away. As permitted by regulation, the Board chose to fill this director vacancy and unanimously elected J. Lynn Greenstein to serve this Ohio member director term, which expires December 31, 2012. The Board's decision to elect Ms. Greenstein was influenced by her leadership positions within the banking and insurance industry and the Ohio Bankers League, which help to bring insight to the Board and contribute to the FHLBank's mission and corporate objectives.~~

~~The Finance Agency has issued regulations that govern the election process as well as the annual total number of directorships and number of member directorships for each state in the District.~~

For both member and independent directorship elections, a member institution may cast one vote per position up for election for each share of stock that the member was required to hold as of December 31 of the calendar year immediately preceding the election year. However, the number of votes that any member may cast for any one directorship cannot exceed the average number of shares of FHLBank stock that were required to be held by all members located in its state. The election process is conducted by mail. Our Board of Directors does not solicit proxies nor is any member institution permitted to solicit proxies in an election.

Finance Agency regulations also provide for two separate selection processes for member and independent director candidates.

Member director candidates are nominated by any officer or director of a member institution eligible to vote in the respective statewide election, including the candidate's own institution. After the FHLBank determines that the candidate meets all member director eligibility requirements per Finance Agency regulations, the candidate may run for election and the candidate's name is placed on the ballot.

Independent director candidates are self-nominated. Any individual may submit an independent director application form to the FHLBank and request to be considered for election. The FHLBank reviews all application forms to determine that the individual satisfies the appropriate public interest or non-public interest independent director eligibility requirements per Finance Agency regulations before forwarding the application form to the Board for review of the candidate's qualifications and skills. The Board then nominates an individual whose name will appear on the ballot after consultation with the Affordable Housing Advisory Council and after the nominee information has been submitted to the Finance Agency for review. As part of the nomination process, the Board may consider several factors including the individual's contributions and service on the Board, if a former or incumbent director, and the specific experience and qualifications of the candidate. The Board will also consider diversity in nominating independent directors and how the attributes of the candidate may add to the overall strength and skill set of the Board. These same factors are considered when the Board fills a member or independent director vacancy.

In October 2011, member director Robert Brosky passed away. Finance Agency regulations permit the Board to elect, by a majority vote of the remaining directors, an individual to fill the unexpired term of office. The Board may only elect an individual who satisfies all the eligibility requirements that applied to his or her predecessor. ~~As permitted by regulation t~~The Board chose to fill this director vacancy and unanimously elected J. Lynn Greenstein to serve this Ohio member director term, which expires December 31, 2012. The Board's decision to elect Ms. Greenstein was influenced by her leadership positions within the banking and insurance industry and the Ohio Bankers League, which help to bring insight to the Board and contribute to the FHLBank's mission and corporate objectives.

Item 13. Certain Relationships and Related Transactions…, page 159
Transactions with Related Persons, page 159

8.
We note your disclosure that transactions with related persons "are reviewed and approved by [y]our management in the normal course of events so as to assure compliance with Finance Agency Regulations." We also note your disclosure under "Note 23 - Transactions with Stockholders" on page 141. In future filings, please provide the representations set forth in Instruction 4.c.ii to Regulation S-K Item 404(a) that addresses loans made to related persons. Additionally, please reconcile your disclosure on page 163 that you review transactions with members holding five percent or more of your capital stock as related person transactions with your disclosure on pages 89 and 141, which indicates that you define related parties as "those members with more than 10 percent of the voting interests of [your] capital stock outstanding." In this regard, please refer to Instruction 1.b.i to Regulation S-K Item 404(a).

The FHLBank has a cooperative ownership structure. As such, capital stock ownership in the FHLBank is a prerequisite for our members to transact business with us. Members and certain former members or their successors own all of the stock and the majority of the FHLBank's directors are elected by and from the membership. All transactions with members deemed related persons of the FHLBank occur in the ordinary course of our business.

_____________________

The FHLBank acknowledges that:

•	the FHLBank is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the FHLBank may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The FHLBank has taken great efforts to respond to the Comment Letter in a timely and complete manner.

Please contact me at (513) 852-7511 or Donald R. Able, Executive Vice President - Chief Operating Officer at (513) 852-7533 should you wish to discuss these matters further.

Sincerely yours,

/s/ Andrew S. Howell

Andrew S. Howell
President and Chief Executive Officer